Exhibit 99.1

Operating capacity increased to 6.2 EH/s

20 EH/s plan for 2024

Key Highlights1

Key metrics[2]	Jan-24
Average operating hashrate (PH/s)	5,642
Bitcoin mined	341
Mining revenue (US$’000)	14,466
Electricity costs (US$’000)[3]	6,376
Revenue per Bitcoin (US$)	42,436
Electricity costs per Bitcoin (US$)	18,705

•	H1 2024 – expansion to 10 EH/s ongoing
o	Operating capacity increased from 5.6 EH/s to 6.2 EH/s as of February 6, 2024
o	3.8 EH/s to be shipped and installed in coming months
o	0.9 EH/s of Bitmain S21 miners to be shipped shortly
o	Overall fleet efficiency to improve to 24.8 J/TH
•	H2 2024 – pathway from 10 EH/s to 20 EH/s
o	1 EH/s of Bitmain T21 miners purchased
o	9 EH/s of additional Bitmain T21 miner purchase options at $14/TH
o	Overall fleet efficiency to improve to 21.9 J/TH
•	Childress construction progress
o	Phase 1 (expansion to 10 EH/s) – on track for H1 2024
o	Phase 2-3 (expansion to 20 EH/s) – site civils & procurement underway for H2 2024 completion

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s Childress site generated ~US$0.1 million of power sales in January (~3 Bitcoin equivalent), which represents unaudited power credits (primarily driven by voluntary curtailment) under hedge contracts (based on current meter data and ERCOT real-time prices) and are reflected within the electricity costs. Figures are based on current internal estimates and exclude REC purchases.

Corporate update

During the month, the Company provided updates on its near-term expansion to 10 EH/s and pathway to 20 EH/s in 2024.

On January 16, 2024, the Company announced it entered into an agreement with Bitmain to secure 10 EH/s of new T21 miners in 2024 at a fixed price of $14/TH/s4, comprising 1 EH/s of additional miner purchases and 9 EH/s of miner purchase options exercisable in H2 2024.

If the miner purchase options are exercised in full, overall fleet efficiency for 20 EH/s would improve to 21.9 J/TH. Decisions with respect to exercising all, some or none of the miner purchase options will be made during 2024, taking into consideration market conditions, shareholder value and funding availability.

The full announcements can be accessed via the following link.

Canal Flats (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 838 PH/s in January compared to 829 PH/s last month.

Mackenzie (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 2,578 PH/s in January compared to 2,574 PH/s last month.

Prince George (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 1,498 PH/s in January compared to 1,568 PH/s last month. During the month, the operations team conducted scheduled substation maintenance work at Prince George.

Childress update (1.1 EH/s, 40MW operational / 260MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The project achieved average monthly operating hashrate of 727 PH/s in January compared to 604 PH/s last month, with the increase due to the installation of miners as part of the near-term expansion to 10 EH/s.

Construction at Childress is progressing ahead of schedule:

•	Phase 1 (100MW)
o	DC 1: operating since April 2023
o	DC 2: energized with miner installation commenced; approximately 0.5 EH/s operational
o	DC 3: building and miner racking installation complete; electrical installation ongoing
o	DC 4: building structure complete; miner racking and electrical installation ongoing
o	DC 5: concrete foundations complete; building structure assembly ongoing
•	Childress Phase 2-3 (200MW)
o	Site civil works commenced for Phase 2

4 Purchase price excludes shipping and taxes
5 The Company’s Canal Flats, Mackenzie and Prince George sites have been powered by 100% renewable energy since inception of which approximately 98% is directly from renewable energy sources; approximately 2% is from the purchase of RECs. The Company’s Childress site has been powered by 100% renewable energy since inception via the purchase of RECs.

o	Electrical procurement underway, including first 138kV transformer on site and second 138kV transformer on order

Childress – Phase 1 (100MW) construction progress	Childress – DC 2 mining operations commenced

Future development sites

In addition to the Company’s 2,160MW of announced power capacity, development works also continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1,000MW of aggregate capacity.

Community engagement

Iris Energy hosted Texas Senator Charles Perry on a tour of the Childress data center facility, which showcased the Company’s commitment to creating local jobs, contracting local suppliers and investing in the community.

Operating and financial results

Daily average operating hashrate chart

The operations team conducted scheduled substation maintenance work at Prince George in early January which resulted in a temporary reduction in operating hashrate.

Technical commentary

The Company’s average operating hashrate was 5,642 PH/s in January (compared to 5,576 PH/s in December) with the increase due to installation of miners at Childress. The Company recorded lower revenue ($14.5m vs. $17.2m in December) which was primarily attributable to lower network transaction fees.

The increase in electricity costs per Bitcoin mined ($18.7k vs. $14.9k in December) was primarily attributable to lower network transaction fees as well as higher electricity prices and reduced market volatility at Childress (lower energy trading proceeds), noting the Company retains flexibility to reduce future power costs through adjusting miner output in response to changes in mining economics.

Operating	Nov-23	Dec-23	Jan-24
Renewable energy usage (MW)[5,6]	164	161	163
Avg operating hashrate (PH/s)	5,551	5,576	5,642

Financial (unaudited)[2]	Nov-23	Dec-23	Jan-24
Bitcoin mined	369	399	341
Mining revenue (US$’000)	13,714	17,174	14,466
Electricity costs (US$’000)[3]	5,730	5,926	6,376
Revenue per Bitcoin (US$)	37,155	43,056	42,436
Electricity costs per Bitcoin (US$)	15,524	14,858	18,705

Site	Capacity (MW)	Capacity (EH/s)[7]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Childress Phase 1 (Texas, USA)	40	1.1	Complete	Operating
Total Operating	200	6.2
Childress Phase 1 (Texas, USA)	60	3.8[8]	H1 2024[9]	Under construction
Childress Phase 2-3 (Texas, USA)	200	10.0[10]	H2 2024	Under construction
Total Operating & Construction	460	20.0
Childress Phase 4-6 (Texas, USA)	300		TBD	Power available
Development Site (Texas, USA)	1,400		Late 2026	Connection underway
Total Capacity	2,160

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

6 Comprises actual power usage for Canal Flats, Mackenzie, Prince George, and Childress.
7 Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners, except where otherwise stated.
8 Reflects estimated hashrate capacity of the previously announced purchases of Bitmain S21 miners (0.9 EH/s) and T21 miners (2.9 EH/s).
9 Indicative timing for commencement of delivery of data centers.
10 Reflects estimated hashrate capacity with additional 1 EH/s Bitmain T21 miner purchase and assuming the full exercise of the previously announced 9 EH/s Bitmain T21 miner purchase options.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and its ability to diversify into the market for HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that Iris Energy offers; Iris Energy’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of January 2024 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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